Exhibit 99.1

FOR IMMEDIATE RELEASE

MELCO CROWN ENTERTAINMENT

PROVIDES STUDIO CITY PROJECT DEVELOPMENT UPDATE

MACAU, June 3, 2014 — Melco Crown Entertainment Limited (SEHK: 6883) (Nasdaq: MPEL) (“Melco Crown Entertainment” or the “Company” or “We”), a developer, owner and operator of casino gaming and entertainment resort facilities in Asia, announced today that the development of the Company’s Studio City project is on track for a mid-2015 opening. Studio City International Holdings Limited (“SCH”), the developer of Studio City, increased the Studio City construction budget (including construction and fit out costs, design and consultant fees) by approximately US$300 million, from approximately US$2.0 billion to approximately US$2.3 billion. The shareholders of SCH have agreed to make available additional equity on a pro rata basis to partially fund such budget increase. It is anticipated that the remaining amount of such budget increase will be paid for out of previously funded equity commitments from such shareholders. The total development cost of the project will continue to be funded by a combination of equity contributions from shareholders, proceeds from the Studio City senior notes and project loan.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “We are extremely excited about our newest integrated resort in Macau, which remains firmly on track to open in mid-2015. The property’s cinematic theme and vast array of unique entertainment and attractions will enhance Macau’s appeal as a leading tourist destination in Asia.

“Studio City’s prime location directly adjacent to the Lotus Bridge immigration border and proposed light rail stop is one of the property’s key competitive advantages given the anticipated growth and widespread development plan for Hengqin Island.

“We look forward to working closely with the Macau government to bring this unique property to realization.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, has been cooperating with SM Group’s Belle Corporation to develop and operate City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the Chief Executive Officer of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiries, please contact:

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com